

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

> **Re: Mag Magna Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 5, 2023**
> **File No. 333-268561**

Dear Oleg Bilinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed April 5, 2023

Prospectus Summary, page 5

1. Please revise the Prospectus Summary to provide a balanced presentation of your business to date, clearly stating that you have generated no revenues and quantifying your accumulated deficit. Please also clarify that no clinical trials have been conducted within the U.S. and that none of the claims made regarding the components have been reviewed by U.S. regulatory authorities.

2. We note your response to our prior comment 1 and reissue in part. We note you have revised your registration statement to state the following: "As long as our company does not produce CHASIS and MAGA components, Mag Magna Corp. is not subject to FDA regulations. However, in the event that if we were to implement CHASIS and MAGA

formulas and their direct sale that falls under the FDA's purview, the Company undertakes to obtain all permits and comply with FDA regulations prior to commencing production." Please revise your disclosure to clearly explain when the company would be required to seek and obtain FDA approval, as it is not apparent from the prospectus. Please also clearly state whether or not Ipax LLC has obtained FDA approval for the use of MAGA and CHASIS in feed products. If neither the company nor Ipax LLC has obtained FDA approval, please explain what activities the company may conduct at this time without such approval. If the company may not distribute, market and sell products containing MAGA and CHASIS in the U.S. at this time and without further regulatory approvals, please clearly state this in the Summary, MD&A and Business sections. Please also clearly state other jurisdictions where the company is authorized to distribute, market and sell products at this time, if any.

3.   We note your response to our previous comment 2 and reissue in part. Please revise your disclosure in the Prospectus Summary to include an overview of the data used to support the claims made regarding MAGA and CHASIS. Please also explain the relevance of the Ukrainian review and certificates to the company's operations in the U.S. and elsewhere, as applicable. If the company is conducting operations in Ukraine, please so state. Alternatively, please explain why Ukrainian certificates and authorizations were sought if no operations are being conducted in Ukraine.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29

4.   We note your response to our prior comment 3 and the newly added disclosure on page 29. Please revise this disclosure to clarify to what State you refer when you say that your application passed "a State patent examination" and where the Department of Bird Diseases, Bees and Physicochemical Research of the Republican Unitary Enterprise "Institute of Experimental Veterinary Medicine named after S.N. Vyshelessky" is located. Please also clarify in this discussion that the clinical trial was not supervised by the U.S. FDA and that the FDA has not passed on the safety or efficacy of MAGA or CHASIS. Please also explain, both here and throughout the document, how this data allows you to distribute, market and sell MAGA and CHASIS in the U.S. or elsewhere.

Business, page 30

5.   Please revise the Business section to include the data obtained in your clinical trial, detailed in Exhibit 99.8, to support the claims made regarding MAGA and CHASIS.

You may contact Tara Harkins at 202-551-8707 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn